SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-07340

NOTIFICATION OF LATE FILING

	(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐	Form N-SAR

For Period Ended: October 29, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant:	Kellwood Company

Former name if applicable: N/A

Address of principal executive office (Street and number):

600 Kellwood Parkway

City, State and Zip Code: St. Louis, Missouri 63017

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Since a conclusion was reached on December 1, 2005 that a restatement of previously issued financial statements was required, Kellwood Company (the “Company”) has devoted significant resources through December 8, 2005 to (i) complete the restatement of its financial statements for the quarterly periods ended July 30, 2005 and April 30, 2005 on Forms 10-Q and for the years ended January 29,2005, January 31, 2004 and February 1, 2003 on Form 10-K (the “Restatement”), and (ii) complete the preparation of its financial statements for the fiscal quarter ended October 29, 2005. Because of the substantial amount of time and effort required to complete the Restatement, the Company is unable to file its Form 10-Q for the quarterly period ended October 29, 2005 with the Securities and Exchange Commission (the “SEC”) by the prescribed filing date of December 8, 2005. While the Company expects to file its October 29, 2005 Form 10-Q by December 13, 2005, given the nature of the Restatement matter, there is the possibility that the Form 10-Q filing could be further delayed.

In a current report on Form 8-K filed with the SEC on December 2, 2005, the Company announced the planned Restatement. The planned Restatement is a result of the Company’s determination that its methods used at a regional accounting center to accrue for freight, duty and agents’ commission costs related to imports of goods resulted in the understatement of liabilities. The Company identified this issue after the regional accounting center was centralized into the Company’s financial services operations in St. Louis and subsequent review of accounting processes. The accounting error caused an understatement of cost of goods sold in prior periods, resulting in a cumulative overstatement of net income of approximately $5 million as of July 30, 2005. As part of the Restatement, the Company also plans to record a $2.5 million (after tax) liability for a Death Benefit program previously deemed immaterial as of January 31, 2004. The Restatement for both of these items is expected to reduce net income in the quarterly periods ended July 30, 2005 and April 30, 2005 by less than $0.01 per share. Previously issued financial statements for the quarterly periods ended July 30, 2005 and April 30, 2005 on Forms 10-Q and for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 on Form 10-K and related auditors’ reports should not be relied upon. The Company expects to file amended Forms 10-Q/A for the quarterly periods ended July 30, 2005 and April 30, 2005 and an amended Form 10-K/A for the year ended January 29, 2005 in January 2006.

The Company is in the process of evaluating whether the accounting error resulting in the planned Restatement was the result of a material weakness in its internal control over financial reporting. If the Company concludes that a material weakness exists as of January 29, 2005, then management of the Company will restate its assessment of the effectiveness of the Company’s internal control over financial reporting as of January 29, 2005 originally included in Management’s Report on Internal Control Over Financial Reporting in the Company’s 2005 Annual Report on Form 10-K.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Gregory W. Kleffner	(314)	576-3125
Vice President Finance and Controller
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All financial statement amounts set forth in this filing for fiscal 2004 reflect amounts to be restated to reflect the correction of the accounting error described in Part III above.

A copy of certain financial information of the Company for the quarter ended October 29, 2005 is attached hereto. Net sales of the Company for the third quarter decreased $84 million to $587 million, as compared to $671 million last year. Net earnings for the third quarter were $16.2 million or $0.60 per diluted share.

By segment, on a continuing basis for the third quarter sales were down 12% in the Company’s women’s sportswear division to $351.3 million and down 19% in men’s sportswear division sales to $165.0 million. This was partially offset by a 6% increase in other soft goods sales to $71.2 million.

At October 29, 2005, cash and marketable securities increased by $52 million to $261 million from $209 million, at October 30, 2004.

Net sales of the Company for the first nine months of fiscal 2005 were $1.714 billion, declining 6% from $1.833 billion in the first nine months of fiscal 2004.

Kellwood Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 9, 2005	By:	/s/ Thomas H. Pollihan
			Name:	Thomas H. Pollihan
			Title:	Executive Vice President, Secretary
and General Counsel

KELLWOOD COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)

(Amounts in thousands, except per share data)

Three Months Ended

10/29/2005
Net sales by segment:
Women’s Sportswear	$351,256
Men’s Sportswear	165,004
Other Soft Goods	71,200
Total net sales	587,460

Costs and expenses:
Cost of products sold	461,148
Selling, general and
administrative expenses	87,567
Amortization of intangible assets	2,572
Impairment, restructuring and
related non-recurring charges	8,669
Interest expense, net	5,831
Other (income) and expense, net	(408)
Earnings before income taxes	22,081

Income tax provision	(7,119)

Net earnings from continuing operations	14,962

Net earnings from discontinued
operations, net of tax	1,226

Net earnings	$ 16,188

Weighted average shares outstanding:
-Basic	26,739
-Diluted	26,799

Earnings per share – basic:
Continuing operations	0.56
Discontinued operations	0.05
Net Earnings	$ 0.60

Earnings per share – diluted:
Continuing operations	0.56
Discontinued operations	0.05
Net Earnings	$ 0.60

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